ACHILLION PHARMACEUTICALS, INC.

300 George Street

New Haven, CT 06511-6624

May 24, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: John L. Krug

Re:	Achillion Pharmaceuticals, Inc.
Post Effective Amendment on Form S-3
File No. 333-161375
Filed on April 23, 2010
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Achillion Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of its Post Effective Amendment on Form S-3 (File No. 333-161375) for effectiveness on May 26 at 2:00 p.m., Eastern time, or as soon as possible thereafter.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Susan Mazur at 781-966-2005 of Wilmer Cutler Pickering Hale and Dorr LLP.

Very truly yours,

ACHILLION PHARMACEUTICALS, INC.

By:	/s/ Michael Kishbauch
Name:	Michael Kishbauch
Title:	President and Chief Executive Officer